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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

eTelecare Global Solutions, Inc.
(Name of Subject Company (Issuer))

Ayala Corporation Azalea International Venture Partners Limited LiveIt Investments Limited NewBridge International Investment Ltd.	PEP VI International Ltd. Providence Equity GP VI International L.P. Providence Equity Partners VI International L.P.
EGS Acquisition Co LLC
(Names of Filing Persons (Offeror))

Common Shares and
American Depositary Shares (each representing one Common Share)
(Title of Class of Securities)

CUSIP No. 29759R102
(CUSIP Number of Class of Securities)

Fred J. Franklin c/o Providence Equity Partners Inc. 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903 USA (401) 751-0536	Alfredo I. Ayala c/o Ayala Corporation 32/F Tower One & Exchange Plaza, Ayala Avenue Makati City, Metro Manila, Philippines 1226 +63 (2) 916-5670
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

COPY TO:

Akiko Mikumo Peter Feist Weil, Gotshal & Manges LLP 29/F, Gloucester Tower, The Landmark 15 Queen's Road Central Hong Kong Telephone: +852 3476-9000 Fax: +852 3015-9354	John K. Knight Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 USA Telephone: (212) 450-4000 Fax: (212) 450-3597	Maria Teresa D. Mercado-Ferrer SyCip Salazar Hernandez & Gatamitan SSHG Law Centre, 105 Paseo de Roxas Makati City 1226 Philippines Telephone: +63 (2) 817-9811 Fax: +63 (2) 817-3896

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$266,816,151	$10,486
*
Estimated for purposes of calculating the amount of filing fee only. The calculation assumes the purchase of all outstanding common shares, par value PhP2.00 per share ("Common Shares"), and American Depository Shares, each representing one Common Share ("ADSs" and together with Common Shares, the "Shares") of eTelecare Global Solutions, Inc., a Philippine corporation (the "Company"), at a purchase price of $9.00 per share (the "Offer Price"). As of September 30, 2008, there were: (i) 29,646,239 Common Shares outstanding (which includes 10,557,821 Common Shares underlying ADSs) and (ii) 10,557,821 ADSs outstanding. The calculation of the transaction valuation assumes the purchase of 29,646,239 Shares.

**
The filing fee was calculated in accordance with Rule 0-11 under the United States Securities Exchange Act of 1934, as amended, by multiplying the transaction value by 0.00003930.

          ☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,486
Filing Party: Ayala Corporation; Azalea International Venture
Partners Limited; LiveIt Investments Limited;
NewBridge International Investment Ltd.;
PEP VI International Ltd.; Providence Equity GP VI International L.P.;
Providence Equity Partners VI International L.P.; EGS Acquisition Co. LLC
Form or Registration No.: Schedule TO	Date Filed: November 10, 2008

          ☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third party tender offer subject to Rule 14d-1. ☐ Issuer tender offer subject to Rule 13e-4.	☒ going-private transaction subject to Rule 13e-3. ☒ amendment to Schedule 13D under Rule 13d-2.

          Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 1 ("Amendment No. 1") filed under cover of Schedule TO and Schedule 13E-3 amends and supplements the Tender Offer Statement, Rule 13E-3 Transaction Statement and Schedule 13D filed under cover of Schedule TO (which collectively constitutes the "Schedule TO") with the United States Securities and Exchange Commission (the "United States SEC") on November 10, 2008 by (1) EGS Acquisition Co LLC, a Delaware limited liability company (the "Purchaser"); (2) Ayala Corporation, a Philippine corporation ("Ayala"); (3) Azalea International Venture Partners Limited, a British Virgin Islands company and wholly-owned direct subsidiary of Ayala ("Azalea"); (4) LiveIt Investments Limited, a British Virgin Islands company and wholly-owned direct subsidiary of Azalea ("LiveIt"); (5) NewBridge International Investment Ltd., a British Virgin Islands company and a wholly-owned direct subsidiary of LiveIt ("NewBridge" and, together with Ayala, Azalea and LiveIt, the "Ayala Entities"); (6) Providence Equity Partners VI International L.P., an exempted limited partnership registered in the Cayman Islands ("Providence VI"); (7) Providence Equity GP VI International L.P., an exempted limited partnership registered in the Cayman Islands, and sole general partner of Providence VI ("Providence GP"); and (8) PEP VI International Ltd., an exempted company incorporated in the Cayman Islands with limited liability, and sole general partner of Providence GP ("PEP VI" and, together with Providence GP and Providence VI, the "Providence Entities," and collectively, the Purchaser, the Ayala Entities and the Providence Entities constitute the "Filing Persons").

        The information relating to the Offer set forth in the Offer to Purchase, including all schedules and exhibits thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein, including all schedules thereto, which is hereby expressly incorporated by reference.

Item 2.    Subject Company Information.

        Item 2 of the Schedule TO is hereby amended and supplemented by amending and supplementing the Offer to Purchase by relocating the information set forth under "Important" and "Introduction" sections of the Offer to Purchase to immediately preceding "The Offer" section of the Offer to Purchase.

Item 3.    Identity and Background of Filing Persons

        Item 3 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 10. Certain Information Concerning the Purchaser" as follows:

        Restating the third full paragraph on page 69 to read:

  NewBridge is wholly-owned by LiveIt Investments Limited, a British Virgin Islands company ("LiveIt"), which is in turn wholly owned by Azalea International Venture Partners Limited, a British Virgin Islands company ("Azalea"), which is in turn wholly owned by Ayala (NewBridge, LiveIt, Azalea, Ayala and Philippine Topco (as defined below) are collectively, the "Ayala Entities"). The principal office of the Ayala Entities (except Philippine Topco) is 34th Floor Tower One Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226; 63 (2) 916 5670.

        Restating the fifth full paragraph on page 69 to read:

  Providence VI is an exempted limited partnership registered in the Cayman Islands with limited liability, whose sole general partner is Providence Equity GP VI International L.P., an exempted limited partnership registered in the Cayman Islands ("Providence GP"), whose sole general partner is PEP VI International Ltd., an exempted company incorporated in the Cayman Islands ("PEP VI", collectively with Providence GP, Providence VI, Philippine Topco, Dutchco (as defined below) and Luxco (as defined below), the "Providence Entities"). The principal office of the Providence Entities (except Philippine Topco, Dutchco and Luxco) is 50 Kennedy Plaza, 18th Floor, Providence, Rhode Island 02903; (401) 751-0536.

        Item 3 of the Schedule TO has been further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 10. Certain Information Concerning the Purchaser" by adding the following paragraph after the third full paragraph at the top of page 70:

  In connection with the formation of Philippine Purchaser and as part of the overall structure for the transactions and for corporate law and tax reasons, the following entities have been formed: (1) EGS Corp., a corporation formed under the laws of the Philippines, which is expected to wholly-own Philippine Purchaser ("Philippine Topco"), and which is wholly-owned by NewBridge and Dutchco (as defined below), (2) EGS Dutchco B.V., a private company with limited liability formed under the laws of the Netherlands ("Dutchco"), and which is wholly-owned by Luxco (as defined below) and (3) EGS Luxco S.àr.l., a limited liability company formed under the laws of Luxembourg ("Luxco"), which is wholly-owned by Providence VI. The principal office of Philippine Topco is 33/F Tower One, Ayala Triangle, Ayala Avenue, Makati City, 1226 Metro Manila, Philippines. The principal office of Dutchco is Fred. Roeskestraat 123, 1076 EE, Amsterdam. The principal office of Luxco is 31, Boulevard Prince Henri, L-1724 Luxembourg.

        Item 3 of the Schedule TO is hereby further amended and supplemented by restating Schedule A to the Offer to Purchase as follows:

SCHEDULE A

INFORMATION CONCERNING MANAGERS, DIRECTORS AND
EXECUTIVE OFFICERS OF EACH OF EGS, THE PROVIDENCE ENTITIES,
THE AYALA ENTITIES AND THE PHILIPPINE PURCHASER

  The following table sets forth the name, citizenship, and present occupation or employment, and material occupations, positions, offices or employments for the past five years, of each present manager or director or executive officers of each of EGS, the Providence Entities, the Ayala Entities and of the intended directors and executive officers of the Philippine Purchaser.* None of EGS, the Providence Entities, the Ayala Entities, the Philippine Purchaser nor any of the listed persons, during the past five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. Unless otherwise indicated, each such person has held his or her present occupation as set forth below for the past five years.

  *
  The Philippine Purchaser is a Philippine corporation still to be formed as of the date of this Offer to Purchase.

MANAGERS AND EXECUTIVE OFFICERS OF
EGS ACQUISITION CO LLC

  The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of EGS Acquisition Co LLC are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Alfredo I. Ayala	Ayala Corporation 32/F Tower One & Exchange Plaza, Ayala Avenue Makati City, Philippines 1226

Manager and Co-President of EGS Acquisition Co LLC; Director and President of Philippine Purchaser and Philippine Topco; Director of NewBridge International Investment Ltd.; Chief Executive Officer of LiveIt Investments Limited; Managing Director of Ayala Corporation; Director of eTelecare Global Solutions, Inc.

Chairman and Chief Executive Officer of eTelecare Global Solutions, Inc. (2004-2006); Non-executive Chairman of eTelecare Global Solutions, Inc. (2006-2007); Director of eTelecare Global Solutions, Inc. (2000 to present)

Address: 31st Floor CyberOne Building
Eastwood City, Cyberpark
Libis, Quezon City 1110
Philippines

Chairman of SPi Technologies, Inc. (1998-2004)

			Address: SPi Building, Pascor Drive, Santo Niño, Parañaque 1700 Philippines	Filipino
Julie Richardson	Providence Equity L.L.C. 390 Park Avenue, 4th Floor New York, NY 10022
		Manager and Co-President of EGS Acquisition Co LLC; Director and Vice President of Philippine Purchaser and Philippine Topco; Managing Director Providence Equity L.L.C.; Director of Open Solutions, Inc.; Director of SunGuard Data Systems Inc.; Director of US Investigations Services, Inc.	Not Applicable	United States
Solomon M. Hermosura	Ayala Corporation 32/F Tower One & Exchange Plaza Ayala Avenue Makati City, Philippines 1226	Vice President of EGS Acquisition Co LLC; Director and Secretary of Philippine Purchaser and Philippine Topco; Managing Director of Ayala Corporation	Managing Director of Ayala Corporation (1999 to present)	Filipino

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Ginaflor C. Oris	c/o Ayala Corporation 32/F Tower One & Exchange Plaza Ayala Avenue Makati City, Philippines 1226	Vice President of EGS Acquisition Co LLC; Director and Treasurer of Philippine Purchaser and Philippine Topco; Chief Financial Officer of AC Capital	Manager of Ayala Corporation (1994-2005)	Filipino
Renato O. Marzan	Ayala Corporation 33/F Tower One & Exchange Plaza Ayala Avenue Makati City, Philippines 1226
		Vice President of EGS Acquisition Co LLC; Managing Director, General Counsel, Assistant Corporate Secretary and Compliance Officer of Ayala Corporation; Director of LiveIt Investments Limited; Director of NewBridge International Investment Ltd.	Managing Director of Ayala Corporation (1994 to present)	Filipino
Christopher Halpin	Providence Equity Asia Limited 18th Floor, York House The Landmark 15 Queen's Road Central Hong Kong	Vice President of EGS Acquisition Co LLC; Director, Providence Equity Asia Limited	Various positions at Providence Equity L.L.C.	United States
Davis Noell	Providence Equity L.L.C. 390 Park Avenue, 4th Floor New York, NY 10022	Vice President of EGS AcquisitionCo LLC; Director and Vice President of Philippine Purchaser and Philippine Topco; Vice President of Providence Equity L.L.C.	Various positions at Providence Equity L.L.C.	United States
Thura Ko	Providence Equity Asia Limited 18th Floor, York House The Landmark 15 Queen's Road Central Hong Kong	Vice President of EGS Acquisition Co LLC; Director and Vice President of Philippine Purchaser and Philippine Topco; Vice President and Corporate Secretary of Providence Equity Asia Limited

Assistant Director at N M Rothschild & Sons Limited (Hong Kong) (2004-2007).

Address:
16/F Alexandra House,
18 Chater Road,
Hong Kong

Various positions at Goldman Sachs Group, Inc. in Asia (1999-2004).

Address:
68 Cheung Kong Center
No 2. Queen's Rd. Central
			Hong Kong	United Kingdom

v

DIRECTORS AND EXECUTIVE OFFICERS OF
PHILIPPINE PURCHASER

  The name, citizenship, business address, title, present principal occupation or employment of each of the intended directors and executive officers of the Philippine Purchaser are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Alfredo I. Ayala	Please see information under EGS Acquisition Co LLC above.
Solomon M. Hermosura	Please see information under EGS Acquisition Co LLC above.
Ginaflor C. Oris	Please see information under EGS Acquisition Co LLC above.
Maria Teresa D. Mercado-Ferrer	SyCip Salazar Hernandez & Gatmaitan SSHG Law Centre, 105 Paseo de Roxas Makati City 1226 Philippines	Director of Philippine Purchaser and Philippine Topco; Partner of SyCip Salazar Hernandez & Gatmaitan	Not Applicable.	Filipino
Julie Richardson	Please see information under EGS Acquisition Co LLC above.
Davis Noell	Please see information under EGS Acquisition Co LLC above.
Thura Ko	Please see information under EGS Acquisition Co LLC above.

DIRECTORS AND EXECUTIVE OFFICERS OF
PEP VI INTERNATIONAL LTD.

  The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of PEP VI International Ltd. are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Jonathan M. Nelson	Providence Equity Partners L.L.C. 50 Kennedy Plaza, Providence Rhode Island, 02903	Director, Managing Member and Chief Executive Officer of Providence Equity Partners L.L.C. and its affiliated non-portfolio entities, including advisor to the private investment funds it has organized; Management and Investment Committees of Providence Equity Partners Inc.; Director of Metro-Goldwyn-Mayer, Inc.; Director of Bresnan Broadband Holdings, LLC (also known as Mountain State Cable Television, LLC); Director of Univision Communications Inc.; Director and Executive Committee Member of Yankee Entertainment and Sports Network, L.L.C.; Director of Hulu, L.L.C.	Not Applicable	United States
Glenn M. Creamer	Providence Equity Partners L.L.C. 50 Kennedy Plaza, Providence Rhode Island, 02903
		Director and Senior Managing Director of Providence Equity Partners L.L.C. and certain of its affiliates; Director of CDW Corporation; Director of Medical Media Holdings, LLC; Director of Telecordia Technologies, Inc.	Not Applicable.	United States
Paul J. Salem	Providence Equity Partners L.L.C. 50 Kennedy Plaza, Providence Rhode Island, 02903	Director and Senior Managing Director, of Providence Equity Partners L.L.C. and certain of its affiliates; Director of Asurion Corporation; Director of Education Management Corporation.	Not Applicable.	United States

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Raymond M. Mathieu	Providence Equity Partners L.L.C. 50 Kennedy Plaza, Providence Rhode Island, 02903	Chief Financial Officer and Treasurer of Providence Equity Partners L.L.C. and certain of its affiliates; Director of EGS Dutchco B.V.; Manager and Chief Financial Officer of EGS Luxco S.ár.l.	Not Applicable.	United States

DIRECTORS AND EXECUTIVE OFFICERS OF
PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.

  The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of Providence Equity Partners VI International L.P. are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Please see those for PEP VI International Ltd.

DIRECTORS AND EXECUTIVE OFFICERS OF
PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.

  The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of Providence Equity GP VI International L.P. are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Please see those for PEP VI International Ltd.

DIRECTORS AND EXECUTIVE OFFICERS OF
EGS CORP.

  The name, business address, title, present principal occupation or employment of each of the directors and executive officers of the EGS Corp. are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Alfredo I. Ayala	Please see information under EGS Acquisition Co LLC above.
Solomon M. Hermosura	Please see information under EGS Acquisition Co LLC above.
Ginaflor C. Oris	Please see information under EGS Acquisition Co LLC above.
Maria Teresa D. Mercado-Ferrer	Please see information under Philippine Purchaser above.
Julie Richardson	Please see information under EGS Acquisition Co LLC above.
Davis Noell	Please see information under EGS Acquisition Co LLC above.
Thura Ko	Please see information under EGS Acquisition Co LLC above.

DIRECTORS OF
EGS DUTCHCO B.V.

  The name, business address, title, present principal occupation or employment of each of the directors of the EGS Dutchco B.V. are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Raymond M. Mathieu	Please see information under PEP VI International Ltd. above.
John D. Woodworth	Providence Equity Partners L.L.C. 50 Kennedy Plaza, Providence, Rhode Island, 02903	Director of EGS Dutchco B.V.; Manager and Controller of EGS Luxco S.àr.l.; Controller of Providence Equity Partners L.L.C. and director of various of its affiliates.		United States
Sinisa Krnic	Providence Equity LLP 28 St. George Street London, England, W1S 2FA	Director of EGS Dutchco B.V.; Manager of EGS Luxco S.àr.l.; Vice President of Providence Equity Partners L.L.C.	Tax Director of Deloitte & Touche LLP	United Kingdom
Dirk Stolp	ATC Corporate Services (Netherlands) B.V., Fred. Roeskestraat 123, 1076 EE Amsterdam, the Netherlands	Director of EGS Dutchco B.V.; ATC Corporate Services (Netherlands) B.V.; director of various entities as a result of his employment with ATC Corporate Services (Netherlands) B.V.		Netherlands

MANAGERS AND EXECUTIVE OFFICERS OF
EGS LUXCO S.ÀR.L.

  The name, business address, title, present principal occupation or employment of each of the managers and executive officers of the EGS Luxco S.àr.l. are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Raymond M. Mathieu	Please see information under PEP VI International Ltd. above.
John D. Woodworth	Please see information under EGS Dutchco B.V. above.
Sinisa Krnic	Please see information under EGS Dutchco B.V. above.
Claude Larbiére	Gefco SA 6, rue N. Wester L-5836 Alzingen, Luxembourg	Manager and Finance Director of EGS Luxco S.àr.l.; Managing Director of Gefco SA; Director of various entities as a result of his employment with Gefco SA		Luxembourg

DIRECTORS AND EXECUTIVE OFFICERS OF
AYALA CORPORATION

  The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of Ayala Corporation are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Jaime Augusto Zobel de Ayala	Ayala Corporation 34/F Tower One & Exchange Plaza, Ayala Avenue Makati City, Philippines 1226	Director; Chairman and Chief Executive Officer of Ayala Corporation	President and CEO of Ayala Corporation (1995-2006)	Filipino
Fernando Zobel de Ayala	Ayala Corporation 34/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Vice Chairman, President and Chief Operating Officer of Ayala Corporation	Executive Managing Director of Ayala Corporation (2000-2006)	Filipino
Mercedita S. Nolledo	Ayala Corporation 34/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Senior Counsel & Corporate Secretary of Ayala Corporation	General Counsel of Ayala Corporation (1995-2006)	Filipino
Delfin L. Lazaro	c/o Ayala Corporation 34/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Chief Executive Officer of AC Capital	CFO of Ayala Corporation (2003-2006)	Filipino

x

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Xavier P. Loinaz	Bank of the Philippine Islands 19/F BPI Head Office Ayala Avenue corner Paseo de Roxas, Makati City, Philippines 1226	Director; Director of Bank of the Philippine Islands; Director of Globe Telecom Inc.	President of Bank of the Philippine Islands (1982-2004)	Filipino
Meneleo J. Carlos, Jr.	RI Chemical Corporation E. Rodriguez Ave., Bgy. Bagong Ilog, Pasig City, Philippines	Director; Chairman and President of RI Chemical Corporation; President of Resins, Inc.; President of Riverbanks Development Corporation	Chairman & President of RI Chemical Corporation (December 1996 to present)	Filipino
Toshifumi Inami	Mitsubishi Corporation 52/F PBCom Tower VA Rufino St., Makati City, Philippines	Director; General Manager of Mitsubishi Corporation-Manila Branch; Senior Vice President of Mitsubishi Corporation-Tokyo, Japan

General Manager-Ship
Department of
Mitsubishi Corporation-
Tokyo
(2004-2006)

Address:
7-3 Marunouchi 2-Chome,
Chiyoda-ku, Tokyo, 100-6421, Japan

General Manager-Machinery Division of Mitsubishi Int'l. GMBH (1999-2004)

Address:
Kennedydamm 19,
			40476 Duesseldorf, Federal Republic of Germany	Japanese
Rufino Luis T. Manotok	Ayala Corporation 34/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Senior Managing Director; Corporate Information Officer; Chief Financial Officer of Ayala Corporation	Managing Director of Ayala Corporation (1993-2007)	Filipino
Ramon G. Opulencia	Ayala Corporation 33/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director; Treasurer of Ayala Corporation	Sr. Assistant Treasurer of Ayala Corporation (1992-2005)	Filipino
Renato O. Marzan	Please see information under EGS Acquisition Co LLC above.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
John Philip S. Orbeta	Ayala Corporation 32/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Managing Director of Ayala Corporation
Vice President & Global Practice Director of Watson Wyatt & Co. (1999-2005)

Address: 14th Floor, The Marajo Tower
312 26th Street corner Fourth Avenue
Fort Bonifacio Global City
			Taguig City 1634, Philippines	Filipino

DIRECTORS AND EXECUTIVE OFFICERS OF
AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED

  The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of Azalea International Venture Partners Limited are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Delfin L. Lazaro	c/o Ayala Corporation 34/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Chief Executive Officer of AC Capital	Chief Financial Officer of Ayala Corporation (2003-2006)	Filipino
Ricardo N. Jacinto	Ayala Corporation 32/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Managing Director of Ayala Corporation	Managing Director of Ayala Corporation (2000 to present)	Filipino
Gerardo C. Ablaza, Jr.	Globe Telecom 5/F Globe Telecom Plaza Pioneer cor Madison Sts. Mandaluyong City, Philippines	Director; President of Globe Telecom Inc.; Senior Managing Director of Ayala Corporation	Senior Managing Director of Ayala Corporation (1998 to present)	Filipino
Rufino Luis T. Manotok	Ayala Corporation 34/F Tower One & Exchange Plaza, Ayala Avenue, Makati City, Philippines 1226	Director; Senior Managing Director Corporate Information Officer; Chief Finance Officer of Ayala Corporation	Managing Director of Ayala Corporation (1993-2006)	Filipino
Charles H. Cosgrove	Ayala International Raffles City Tower #320-03 A Singapore	Director; Senior Managing Director of Ayala Corporation; Chief Executive Officer of AG Holdings, Ltd	Managing Director of Ayala Corporation (1998-June 2007)	United States

DIRECTORS AND EXECUTIVE OFFICERS OF
LIVEIT INVESTMENTS LIMITED

  The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of LiveIt Investments Limited are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Alfredo I. Ayala	Please see information under EGS Acquisition Co LLC above.
Renato O. Marzan	Please see information under EGS Acquisition Co LLC above.

DIRECTORS AND EXECUTIVE OFFICERS OF
NEWBRIDGE INTERNATIONAL INVESTMENT LTD.

  The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of NewBridge International Investment Ltd. are set forth below.

Name	Employer & Business Address	Current Occupation/Position	Other Material Employment in Prior Five Years	Citizenship
Alfredo I. Ayala	Please see information under EGS Acquisition Co LLC above.
Renato O. Marzan	Please see information under EGS Acquisition Co LLC above.

Item 4.   Terms of the Transaction.

        Item 4 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 2. Acceptance for Payment and Payment for Tendered Shares by the Purchaser" as follows:

        Restating the last sentence on page 48 to read:

  If any tendered Common Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if certificates are submitted evidencing more Common Shares than are tendered, such certificates evidencing unpurchased Common Shares will be returned without expense to the tendering stockholders, as promptly as practicable, but no more than ten business days following the expiration or termination of the Offer.

        Restating the fourth paragraph on page 49 to read:

  If any tendered ADSs are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if American Depositary Receipts ("ADRs") are submitted evidencing more ADSs than are tendered, such certificates evidencing unpurchased ADSs will be returned (or, in the case of ADSs tendered by book-entry transfer into the ADS Depositary Agent's account at the Book-Entry Transfer Facility pursuant to the procedure discussed in "THE OFFER—Section 4. Procedure for Accepting the Offer and Tendering ADSs," such ADSs will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering stockholders, as promptly as practicable, but no more than ten business days following the expiration or termination of the Offer.

        Item 4 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 7. Certain Tax Consequences of the Offer" as follows:

        Deleting the following sentences under the heading "United States Holders" on page 63:

  This discussion assumes that the Company is not, and never has been, a passive foreign investment company ("PFIC") for United States federal income tax purposes. If it were determined that the Company is or has been a PFIC, the United States federal income tax consequences of acceptance of the Offer would differ from those described below, and may be materially less favorable to United States Holders.

        Adding the following new subsection immediately prior to the paragraph titled "Backup Withholding and Information Reporting" on page 64:

          PFIC Status.     The Purchaser believes that the Company is not, and never has been, a passive foreign investment company ("PFIC") for United States federal income tax purposes. If it were determined that the Company is or has been a PFIC, the United States federal income tax consequences of acceptance of the Offer would be subject to the PFIC rules described below, which may be materially less favorable to United States Holders than those described above.

          Generally, a non-U.S. company will be a PFIC for any tax year in which either (i) 75% or more of its gross income is passive income or (ii) the average percentage, by fair market value, of its assets that produce or are held for the production of passive income is 50% or more. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

          Under the PFIC rules for any year in which a United States Holder owns stock of a PFIC, gain on a disposition or deemed disposition by the United States Holder of such stock, and certain distributions payable on such stock, would be subject to tax as an "excess distribution" allocated ratably to all days in the United States Holder's holding period and taxable at the highest marginal rates applicable to ordinary income for the "prior-year PFIC period," i.e., days in the United States Holder's prior taxable years during which the company was a PFIC, and would be subject to interest charges to reflect the value of the United States income tax deferral, unless the United States Holder has timely made a "mark-to-market" election or a qualified electing fund ("QEF") election (however, the Company has not made available the information necessary for a United States Holder to make a QEF election). Consequently, subject to the exception described in the next paragraph, the amount of United States federal income tax on gain recognized by a United States Holder upon the disposition of the PFIC stock will be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, will be calculated as if such gain was earned ratably over the period the United States Holder held its PFIC stock and was subject to United States federal income tax at the highest rate applicable to ordinary income for the relevant taxable years. A loss recognized on a disposition of PFIC stock will generally be treated as a capital loss and will be long-term capital loss if, at the time of disposition, the United States Holder's holding period exceeds one year. Deductions for capital losses are subject to limitations.

          If the United States Holder has made a timely and proper mark-to-market election, then the PFIC rules described above will not apply. A United States Holder may make a mark-to-marker election only if the relevant PFIC stock is "marketable." A stock of a PFIC will be considered "marketable" if it is regularly traded on a qualified exchange or other market. A United States Holder who elected to mark-to-market its PFIC stock, is generally required to mark its PFIC stock to market annually, and to include in gross income each taxable year an amount equal to the excess of the fair market value of the PFIC stock as of the close of the taxable year over the

  United States Holder's adjusted basis in such PFIC stock. If the value of the stock declines during the taxable year, a United States Holder is allowed a deduction for such decline in value, but only to the extent of "unreversed inclusions" (i.e., the excess, if any, of the amount of mark-to-market gain included in the gross income of the United States Holder with respect to its PFIC stock for prior taxable years less the amount allowed as a deduction to such United States Holder with respect to its PFIC stock in prior taxable years). Such United States Holder's adjusted basis in its PFIC stock will be increased by any amount that was included in gross income, or is decreased by the amount of the deduction allowed, as described above. In general, any gain realized on the disposition of the PFIC stock will be treated as ordinary income. If the disposition of the PFIC stock would generate a loss, such loss will be treated as ordinary loss only to the extent of prior unreversed inclusions and any excess will be treated as capital loss.

  A United States Holder should consult its tax advisor regarding the application of the PFIC rules to the Offer.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        Item 5 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 10. Certain Information Concerning the Purchaser" as follows:

  Except as set forth elsewhere in this Offer to Purchase or the Acquisition Agreement or Schedule B to this Offer to Purchase, (i) none of the Purchaser or any of the persons or entities listed in Schedule A hereto, beneficially owns or has a right to acquire any Shares or any other equity securities of the Company and (ii) none of the Purchaser or any of the persons or entities referred to in clause (i) above or any of their executive officers, directors or subsidiaries, has effected any transaction in the Shares or any other equity securities of the Company during the past 60 days.

  Except as set forth elsewhere in this Offer to Purchase or the Acquisition Agreement or Schedule B to this Offer to Purchase, (i) neither the Purchaser nor any of the persons listed on Schedule A hereto, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company and (ii) during the two years prior to the date of this Offer to Purchase, there have been no transactions that would require reporting under the rules and regulations of the United States SEC between the Purchaser or any of the persons listed in Schedule A hereto, on the one hand, and the Company or any of its executive officers, directors and/or affiliates, on the other hand.

  Except as set forth elsewhere in this Offer to Purchase, during the two years prior to the date of this Offer to Purchase, there have been no contracts, negotiations or transactions between the Purchaser or any of the persons or entities listed in Schedule A hereto, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

  Additionally, the first sentence of the penultimate paragraph on page 71 is revised to read:

  All of the Company's directors and named executive officers who own outstanding Shares intend to tender their Shares into the Offer.

        Item 5 of the Schedule TO is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under (i) "Special Factors—Section 7. Transactions and Arrangements Concerning Common Shares and ADSs" by removing all references to "to the best of its knowledge" and "to the knowledge of Purchaser" in the first through third paragraphs of such Section and (ii) "Special Factors—Section 9. Certain Information Concerning the

Company" by removing the reference to "To the knowledge of the Purchaser" in the first paragraph of the "Share Ownership of Directors and Officers" subsection of such Section.

        Item 5 of the Schedule TO is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Section 1. Background" adding the following sentences to the last paragraph on page 23 prior to the last sentence of such paragraph:

  The Company initially proposed that NewBridge agree to standstill provisions similar to the ones in the non-disclosure agreements with Providence. However, NewBridge advised the Company it would need to amend its Schedule 13D on file with the United States Securities and Exchange Commission to disclose any standstill arrangements it might agree to and, taking into account the trading window for the Company's insiders (including NewBridge by virtue of its affiliation with Mr. Ayala) remained closed under the Company's insider trading policy, the Company concluded the potential benefits of obtaining standstill provisions from NewBridge were outweighed by the potential adverse effects on the Company and its customers, employees and stockholders from premature public disclosure that the Company was considering a possible sale.

Item 11.    Additional Information.

        Sections (a)(2) and (a)(3) of Item 11 of the Schedule TO are hereby amended to include the following:

        "The waiting period under the HSR Act applicable to the Offer expired at 11:59 p.m. (New York City time) on Thursday, November 13, 2008."

Item 13.    Information Required by Schedule 13E-3.

Schedule 13E-3, Item 5. Past Contacts, Transactions, Negotiations and Agreements.

        Item 5 of the Schedule 13E-3 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Section 1. Background" by adding the following immediately preceding the third sentence in the last paragraph on page 23:

  The Company initially proposed that NewBridge agree to standstill provisions similar to the ones in the non-disclosure agreements with Providence. However, NewBridge advised the Company it would need to amend its Schedule 13D on file with the United States Securities and Exchange Commission to disclose any standstill arrangements it might agree to and, taking into account the trading window for the Company's insiders (including NewBridge by virtue of its affiliation with Mr. Ayala) remained closed under the Company's insider trading policy, the Company concluded the potential benefits of obtaining standstill provisions from NewBridge were outweighed by the potential adverse effects on the Company and its customers, employees and stockholders from premature public disclosure that the Company was considering a possible sale.

Schedule 13E-3, Item 8. Fairness of the Transaction.

        Item 8 of the Schedule 13E-3 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase as follows:

        Restating the title and the first paragraph under "Summary Term Sheet—Do you think the Offer is fair to stockholders that are not affiliated with the Purchaser?" on page 12 to read:

  Do you think the Offer is fair to stockholders that are not affiliated with the Company?

  United States federal securities laws requires the Purchaser and its affiliates to express their belief as to the fairness of the Offer to the Company's unaffiliated stockholders. The views of the Purchaser and its affiliates as to the fairness of the Offer to the Company's unaffiliated stockholders should not be construed as a recommendation to any stockholder as to whether that stockholder should tender Shares in the Offer or take any other action in connection with the Offer.

  The Purchaser, the Ayala Entities (as defined below) and the Providence Entities (as defined below) believe that the Offer is fair to the Company's unaffiliated stockholders.

        Restating "Summary Term Sheet—What does the Company's Board of Directors recommend regarding the Offer?" on page 12 to read:

  The Company has informed the Purchaser that the Board of Directors of the Company (the "Board") (excluding the interested director, Mr. Alfredo I. Ayala, and based in part on the favorable recommendation of the Strategic Committee of the Board comprised solely of independent directors) has unanimously (1) determined that the Acquisition Agreement, the Offer and the other transactions contemplated by the Acquisition Agreement are advisable and fair to the Company and its stockholders, including its unaffiliated stockholders; (2) determined that it is in the best interests of the Company and the Company's stockholders that the Company enter into the Acquisition Agreement and consummate the transactions contemplated thereby on the terms and subject to the conditions set forth therein; and (3) approved and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

  The Board also made a determination that the Acquisition Agreement, the Offer and the transactions contemplated by the Acquisition Agreement are substantively and procedurally fair to the stockholders unaffiliated with the Company.

        Restating the last paragraph on page 18 of Offer to Purchase to read as follows:

  At a special meeting of the board of directors of the company (the "Board") (excluding the interested director, Mr. Alfredo I. Ayala, and based in part upon the favorable recommendation of the Strategic Committee of the Board comprised solely of independent directors) unanimously (i) determined that the Acquisition Agreement, the Offer and the other transactions contemplated by the Acquisition Agreement are advisable and fair to the Company and its stockholders, including its unaffiliated stockholders; (ii) determined that it is in the best interests of the Company and the Company's stockholders that the Company enter into the Acquisition Agreement and consummate the transactions contemplated thereby on the terms and subject to the conditions set forth therein; and (iii) approved and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

  The Board also made a determination that the Acquisition Agreement, the Offer and the transactions contemplated by the Acquisition Agreement are substantively and procedurally fair to the stockholders unaffiliated with the Company.

        Restating the first four sentences and first bullet therein on page 30 to read under "Special Factors—Section 3. Position of the Purchaser Regarding Fairness of the Offer for Common Shares and ADSs" to read:

  United States federal securities laws require the Purchaser and its affiliates to express their belief as to the fairness of the Offer to the Company's unaffiliated stockholders. The Purchaser, the Ayala Entities (as defined in "THE OFFER—Section 10. Certain Information Concerning the Purchaser") and the Providence Entities (as defined in "THE OFFER—Section 10. Certain Information Concerning the Purchaser") did not undertake a formal evaluation of the fairness of the Offer to the Company's unaffiliated stockholders and are making the statements included in this section solely for the purposes of complying with these requirements. The views of the Purchaser, the Ayala Entities and the Providence Entities as to the fairness of the Offer to the Company's unaffiliated stockholders should not be construed as a recommendation to any stockholder as to whether that stockholder should tender Shares in the Offer or take any other action in connection with the Offer.

  The Purchaser, the Ayala Entities and the Providence Entities believe that the Offer is fair to the Company's unaffiliated stockholders. The Purchaser, the Ayala Entities and the Providence Entities base their belief on the following factors, each of which, in their respective judgment, support their view that the Offer is substantively fair:

    •
    the factors considered by, and the findings and analysis of, the Board with respect to the substantive fairness of the Offer to the unaffiliated stockholders as set forth in the Schedule 14D-9 (including Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation, which is incorporated herein by reference), which findings and analysis, as set forth in the Schedule 14D-9, the Purchaser, the Ayala Entities and the Providence Entities expressly adopt;

        Item 8 of the Schedule 13E-3 is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "Special Factors—Section 3. Position of the Purchaser Regarding Fairness of the Offer for Common Shares and ADSs" to revise the penultimate paragraph on page 33 to read as follows:

  The Purchaser, the Ayala Entities and the Providence Entities did not calculate a specific going concern value per Share. However, the Purchaser, the Ayala Entities and the Providence Entities believe that the market price is a measure of going concern value per Share of a company. As such, the Purchaser, the Ayala Entities and the Providence Entities believe the Offer to be fair in relation to the Company's market price per Share as a measure of going concern value per Share.

Schedule 13E-3, Item 9. Reports, Opinions, Appraisals and Negotiations.

        Item 9 of the Schedule 13E-3 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 11. Source and Amount of Funds" by restating the third full paragraph as follows:

  N M Rothschild & Sons (Singapore) Limited, the financial advisor to the Purchaser ("Rothschild" or the "Financial Advisor"), has confirmed that the $300 million in equity commitments from affiliates of Ayala and Providence should be sufficient for the Purchaser to satisfy full acceptance of the Offer. This confirmation has been provided by Rothschild solely to meet the requirements of Rule 19 of the implementing rules of the Philippine Securities Regulation Code and, as is customary practice in the Philippines in connection with a tender offer, Rothschild provided the confirmation referred to above in its capacity as the financial advisor to the Purchaser. Rothschild, is an advisory-focused investment bank, and regularly discusses opportunities in Asia with Providence Equity Asia Limited. In late 2007, Rothschild began discussions with Thura Ko of

  Providence Equity Asia Limited regarding a potential investment in the Company and subsequently Rothschild was engaged as a financial advisor to EGS Acquisition Co LLC, which is beneficially owned, in part, by an affiliate of Providence Equity Asia Limited. Rothschild issued the confirmation referred to above based on its review of the equity commitment letters provided by the affiliates of Ayala and Providence to the Purchaser (as referenced above) as well as publicly available information on Providence and Ayala. In connection with Rothschild's engagement as Financial Advisor, it will receive a fee of $1.25 million and reimbursement of up to $20,000 in expenses and in addition, as disclosed on Schedule A to the Offer to Purchase, Thura Ko was previously employed with Rothschild as an assistant director.

Schedule 13E-3, Item 11. Interest in Securities of the Subject Company.

        Item 11 of the Schedule 13E-3 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under Schedule B to delete all references to "except to the extent of his pecuniary interest therein" in footnote one and two thereto.

Schedule 13E-3, Item 13. Financial Information.

        Item 13(a) of the Schedule 13E-3 is hereby amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 9. Certain Information Concerning the Company" to delete the second paragraph on page 68.

        Item 13(a) of the Schedule 13E-3 is hereby further amended and supplemented by amending and supplementing the information set forth in the Offer to Purchase under "The Offer—Section 9. Certain Information Concerning the Company" to restate the Summary Financial Information subsection and the first paragraph of the Material Changes in Financial Position subsection to read as follows.

         Summary Financial Information.    The following table sets forth certain financial information of the Company and its subsidiaries excerpted from the Company's Quarterly Report on Form 10-Q for the nine months ended September 30, 2008 and the Company's Annual Report on Form 10-K for the year ended December 31, 2007. More comprehensive financial information is included in such reports and documents filed by the Company with the United States SEC, Philippine SEC and PSE, copies of which are available from the United States SEC, Philippine SEC, and PSE as set forth below and the following summary is qualified in its entirety by reference to such reports and other documents and all of the financial information and notes contained therein.

 eTelecare Global Solutions, Inc. and Subsidiaries
Selected Financial Data
(In thousands, except share and per share data)

	Nine Months ended September 30,	Fiscal Year ended December 31,
	2008	2007	2006
Consolidated Statements of Operations Data:
Service revenue	$225,485	$259,942	$195,118
Income from operations	$4,502	$22,616	$19,220
Net income	$4,164	$23,056	$12,245
Basic income per share from continuing operations	$0.14	$0.85	$0.56
Diluted income per share from continuing operations	$0.14	$0.79	$0.50
Basic net income per share	$0.14	$0.85	$0.56
Diluted net income per share	$0.14	$0.79	$0.50
Consolidated Balance Sheet Data:
Cash and cash equivalents	$42,122	$35,129	$690
Working capital (deficit)	$62,364	$62,065	$4,123
Total assets	$182,204	$166,559	$89,450
Total stockholders' equity	$133,899	$133,039	$28,214
Ratio of Earnings to Fixed Charges	2.40	4.92	2.63

        For additional information regarding the Company's financial condition, see the Company's Form 10-Q and press release announcing its 2008 third quarter financial results for the period, each filed with the United States SEC on November 13, 2008.

         Material Changes in Financial Position.    Except for information regarding the Company which is publicly available and the information set forth herein, the Purchaser is not aware of any material change in the financial position or prospects of the Company since September 30, 2008. In July 2008, the Purchaser was informed by the Company that the Company had revised its full year forecast for fiscal year 2008. The Company informed the Purchaser that revenues would decrease by approximately $15 million and EBITDA would decrease by approximately $6 million in comparison with the Company's forecast that had previously been provided to the Purchaser (the "Revised Forecast"). See "SPECIAL FACTORS—Section 1. Background" and "Item 4. Background and Reasons for the Recommendation of the Company's Schedule 14D-9."

Schedule 13D, Item 7. Material to be filed as Exhibits.

Exhibit	Description	Location
B	Joint Filing Agreement	Filed Herewith

CUSIP No. 29759R102	Page 1 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). EGS Acquisition Co LLC (IRS Identification No.: 26-3388620)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially		7.	Sole Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Owned by
Each Reporting		8.	Shared Voting Power 0
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 2 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Providence Equity Partners VI International L.P. (IRS Identification No.: 20-8419018)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 3 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Providence Equity GP VI International L.P. (IRS Identification No.: 20-8418961)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 4 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). PEP VI International Ltd. (IRS Identification No.: 20-8418823)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
	Not applicable				☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC (control person)

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 5 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Ayala Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization Republic of the Philippines

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC (Control Person)

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 6 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Azalea International Venture Partners Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 7 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). LiveIt Investments Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

CUSIP No. 29759R102	Page 8 of 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). NewBridge International Investment Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)			(a) ☒
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares		7.	Sole Voting Power 0
Beneficially
Owned by Each Reporting		8.	Shared Voting Power 19,204,046 Shares (including both Common Shares and American Depositary Shares)*
Person
With		9.	Sole Dispositive Power 6,392,550 Shares (including both Common Shares and American Depositary Shares)

		10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,204,046 Shares*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable
☐

13.	Percent of Class Represented by Amount in Row (11) 64.8%

14.	Type of Reporting Person (See Instructions) HC

*
The number of Shares included on this Schedule 13D amendment includes (i) 6,392,550 Shares owned by Ayala Corporation, through its wholly-owned subsidiary, NewBridge International Investment Ltd., and (ii) the 12,811,496 Shares owned by third parties that have not been purchased by the Reporting Persons but that are subject to the support agreements with such third parties as described in the Offer to Purchase. Please see the description of the support agreements contained in the Offer to Purchase attached hereto as Exhibit (a)(1)(A).

 SIGNATURES

        After due inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: November 25, 2008

EGS ACQUISITION CO LLC
/s/ R. DAVIS NOELL Name: R. Davis Noell Title: Vice President
/s/ SOLOMON M. HERMOSURA Name: Solomon M. Hermosura Title: Vice President

AYALA CORPORATION
/s/ RENATO O. MARZAN Name: Renato O. Marzan Title: Managing Director

AZALEA INTERNATIONAL VENTURE PARTNERS LIMITED
/s/ RENATO O. MARZAN Name: Renato O. Marzan Title: Company Secretary

LIVEIT INVESTMENTS LIMITED
/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Chief Executive Officer

NEWBRIDGE INTERNATIONAL INVESTMENT LTD.
/s/ ALFREDO I. AYALA Name: Alfredo I. Ayala Title: Chairman

PROVIDENCE EQUITY PARTNERS VI INTERNATIONAL L.P.
By: Providence Equity GP VI International L.P., its sole general partner
By: PEP VI International Ltd., its sole general partner
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

PROVIDENCE EQUITY GP VI INTERNATIONAL L.P.
By: PEP VI International Ltd., its sole general partner
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

PEP VI INTERNATIONAL LTD.
/s/ RAYMOND M. MATHIEU Name: Raymond M. Mathieu Title: Treasurer and Secretary

 EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)+^	Offer to Purchase, dated November 10, 2008.
(a)(1)(B)^	Form of Application to Sell Common Shares.
(a)(1)(C)^	Form of Letter to PSE Brokers for Holders of Common Shares.
(a)(1)(D)^	Form of Letter to Holders of Common Shares.
(a)(1)(E)+	Form of ADS Letter of Transmittal including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.
(a)(1)(F)+	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for Holders of ADSs.
(a)(1)(G)+	Form of Letter to Clients Regarding Holders of ADSs.
(a)(1)(H)	Form of Newspaper Advertisement, to be published in the The Wall Street Journal on November 10, 2008.
(a)(1)(I)	Form of Newspaper Advertisement, to be published in the Philippine Daily Inquirer and Philippine Star on November 10, 2008, November 11, 2008 and November 12, 2008.
(a)(1)(J)	Press Release, dated November 10, 2008.
(a)(1)(K)*	Joint Press Release, dated September 19, 2008.
(a)(1)(L)**	Press Release, dated September 22, 2008.
(a)(1)(M)***	Intention to Commence the Offer Announcement, dated November 7, 2008, as published in the Philippine Daily Inquirer and Philippine Star on November 7, 2008.
(a)(1)(N)^	Philippine SEC Form 19-1 and Exhibits.
(b)	Not applicable.
(c)	Letter from Financial Advisor to the Philippine SEC regarding Purchaser, dated November 10, 2008.
(d)(1)
Acquisition Agreement by and between the Company and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 2.1 attached to the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008 with the United States SEC, and incorporated herein by reference).
(d)(2)****	First Amendment to Acquisition Agreement by and between the Company and the Purchaser, dated as of November 9, 2008.
(d)(3)
Support Agreement by and between NewBridge and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.2 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).
(d)(4)
Form of Support Agreement by and between the other stockholders and the Purchaser, dated as of September 19, 2008 (filed as Exhibit 99.1 of the Company's Current Report on Form 8-K filed with the United States SEC on September 23, 2008, and incorporated herein by reference).

Exhibit	Exhibit Name
(d)(5)	Equity Commitment Letter of Providence Equity Partners VI International L.P., dated September 19, 2008 (filed as Exhibit D to the Schedule 13D filed by the Purchaser with the United States SEC on September 29, 2008, and incorporated herein by reference).
(d)(6)
Equity Commitment Letter of NewBridge International Investment Ltd., dated September 19, 2008 (filed as Exhibit 7.02 to the Schedule 13D filed by Ayala with the United States SEC on September 22, 2008, and incorporated herein by reference).
(d)(7)*****	Joint Filing Agreement dated November 25, 2008.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
*	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on September 19, 2008.
**	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on September 22, 2008.
***	Previously filed with the United States SEC on the Schedule TO-C filed by the Purchaser on November 7, 2008.
****	Previously filed with the United States SEC on the Schedule TO filed by the Purchaser on November 10, 2008.
*****	Filed Herewith.
+	Indicates information mailed to holders of ADSs.
^	Indicates information mailed to holders of Common Shares.

QuickLinks

  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Persons
SCHEDULE A INFORMATION CONCERNING MANAGERS, DIRECTORS AND EXECUTIVE OFFICERS OF EACH OF EGS, THE PROVIDENCE ENTITIES, THE AYALA ENTITIES AND THE PHILIPPINE PURCHASER
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 11. Additional Information.
  Item 13. Information Required by Schedule 13E-3.
eTelecare Global Solutions, Inc. and Subsidiaries Selected Financial Data (In thousands, except share and per share data)
SIGNATURES
EXHIBIT INDEX